UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street
West Coast New District, Qingdao City, Shandong Province 266400
People’s Republic of China
+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Registered Direct Offering and Private Placement

On July 31, 2025, SOS Limited (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 2,142,855 American Depositary Shares (“ADS”) in a registered direct offering. In a concurrent private placement, the Company also agreed to issue and sell unregistered Warrants (“Warrants”) to purchase up to an aggregate of 4,285,710 ADSs. The combined effective offering price for each ADS and the accompanying Warrants is $3.50. Each Warrant will be immediately exercisable, expire five and one-half years from the initial exercise date and will have an exercise price of $3.50 per share (the “Offering”).

The Warrants and the ADSs issuable upon exercise of such Warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws. Pursuant to the terms of the Purchase Agreement, the Company has agreed to register the Warrants and ADSs issuable upon exercise of such Warrants for resale by the Purchasers on a registration statement on Form F-1.

The Company agreed in the Purchase Agreement that it would not issue any ADSs, ordinary shares, or ordinary share equivalents for ninety (90) calendar days following the closing of the Offering subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 5% or more of the Company’s ADSs or ordinary shares entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any ADSs which are or will be beneficially owned by them for ninety (90) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on July 31, 2025.

The Company entered into certain placement agency agreement dated July 30, 2025 (the “Letter Agreement”), with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 6% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $50,000 for the reasonable and accounted fees and expenses of legal counsel.

Copies of the form of the Purchase Agreement, form of Lock-Up Agreement, form of the Warrant, and the Letter Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Warrants, Lock-Up Agreement and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

On July 30, 2025, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Maples and Calder (Hong Kong) LLP is attached hereto as Exhibit 5.1.

Termination of Deposit Agreement, Concurrent Changes to Share Capital and Direct Listing of Ordinary Shares

As previously disclosed, the Company will terminate the amended and restated Deposit Agreement dated May 4, 2017, as amended, by and among the Company, Citibank, N.A. (the “Depositary”), and the holders of American depositary shares (the “ADSs”) from time to time, effective September 3, 2025 (the “Termination”).

In connection with the Termination, the Company is holding an extraordinary general meeting of shareholders on August 11, 2025 at which its shareholders will vote upon following resolutions:

1. As an ordinary resolution, to approve that the authorized share capital of the Company be increased by the creation of an additional 500,000,000 Class B Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Class B Ordinary Shares (the “Increase of Authorized Share Capital”);

2. As an ordinary resolution, to approve that every 150 issued and unissued Class A Ordinary Shares of a par value of US$0.005 each and every 150 issued and unissued Class B Ordinary Shares of a par value of US$0.005 each in the share capital of the Company be consolidated into 1 Class A Ordinary Share of a par value of US$0.75 and 1 Class B Ordinary Share of a par value of US$0.75 respectively (the “Share Consolidation”);

3. As an ordinary resolution, after the approval by the shareholders of the immediately preceding resolution, to approve that each authorized issued and unissued Class A Ordinary Share of a par value of US$0.75 and each authorized issued and unissued Class B Ordinary Share of a par value of US$0.75 be subdivided into 75 Class A Ordinary Shares of a par value of US$0.01 each and 75 Class B Ordinary Shares of a par value of US$0.01 each (the “Share Subdivision”);

The Depositary of the Company’s American depositary receipts (the “ADRs”) will distribute to all holders and beneficial owners of the Company’s ADRs a notification regarding the termination of the ADR facility for the Company’s ADSs pursuant to the Deposit Agreement. The effective date of the termination of the Deposit Agreement will be September 3, 2025 (the “Effective Date”). On the Effective Date (the Share Consolidation and Share Subdivision being effective), holders of ADSs will have their ADSs automatically cancelled and will be entitled to receive the corresponding underlying Class A ordinary shares, par value $0.01 per share (“Ordinary Shares”), at a rate of one (1) Ordinary Share for each ADS cancelled (the “Mandatory Exchange”).

Following the Mandatory Exchange, the Ordinary Shares are anticipated to trade directly on the New York Stock Exchange under the current trading symbol “SOS”.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Maples and Calder (Hong Kong) LLP.
99.1	Form of the Purchase Agreement
99.2	Form of Lock-Up Agreement
99.3	Form of Warrant
99.4	Letter Agreement
99.5	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2025	SOS Limited

	By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chief Executive Officer

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